EXHIBIT I
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP

November 28, 2017

Board of Directors
Cadus Corporation
767 Fifth Avenue
New York, New York 10153

Ladies & Gentlemen:

As you know, on September 20, 2017, Barberry Corp. ("Barberry") and High River Limited Partnership ("High River" and, together with Barberry, "us" or "we") offered to acquire the remaining shares of common stock, $0.01 par value, of Cadus Corporation ("Cadus") not owned by us, in a transaction pursuant to which Cadus shareholders would receive $1.30 per share in cash for their Cadus shares.

We hereby increase our offer to $1.51 per share in cash, subject to the same conditions set forth in our original offer letter.

We look forward to hearing from you.

Very truly yours,

BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: _____________________________
 Name: Keith Cozza
 Title: Secretary; Treasurer